Exhibit 1

First Quarter 2022 Earnings Webcast April 28, 2022

02

About projections and forward-looking statements

Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the "Company" or "Vista") can be found in the "Investors" section on the website at www.vistaoilandgas.com.
This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission ("SEC"), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission ("CNBV") or an exemption from such registrations.
This presentation does not contain all the Company's financial information. As a result, investors should read this presentation in conjunction with the Company's consolidated financial statements and other financial information available on the Company's website. All the amounts contained herein are unaudited.
Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.
This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.
No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this presentation has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, "Affiliates"), members, directors, officers or employees or any other person (the "Related Parties") as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.
This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.
This presentation includes "forward-looking statements" concerning the future. The words such as "believes," "thinks," "forecasts," "expects," "anticipates," "intends," "should," "seeks," "estimates," "future" or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.
There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as costs estimations – including Vista's anticipated performance and guidance for 2022 included in slide No. 10 of this presentation – are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions.
Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista's business can be found in Vista's public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).
You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice.
Other Information
Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaenergy.com. From time to time, Vista may use its website as a channel of distribution of material information.
Accordingly, investors should monitor Vista's Investor Relations website, in addition to following Vista's press releases, SEC filings, public conference calls and webcasts.

03

Robust performance across all key operational and financial metrics



Q1 2022 highlights:

43.9 Mboe/d +29% y-o-y Production [1]	**127.1** $MM +118% y-o-y Adj. EBITDA [3]
35.6 Mbbl/d +35% y-o-y Oil Production	**80.6** $MM +3% y-o-y CAPEX [4]
207.9 $MM +79% y-o-y Revenues	**33.0** $MM Free Cash Flow [5]
7.8 $/boe +3% y-o-y Lifting Cost [2]	**39.1** $MM +463% y-o-y Adj. Net Income [6]

(1) Includes natural gas liquids (NGL) and excludes flared gas, injected gas and gas consumed in operations
(2) Lifting cost includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, royalties, direct taxes, commercial, exploration and G&A costs
(3) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring and Reorganization expenses + Impairment of long-lived assets + Other adjustments
(4) Property, plant and equipment additions.
(5) Free cash flow is calculated as Cash flow generated by operating activities (112.9 $MM) minus Cash flow used in Investing activities (169.9 $MM) and adding back payment to Wintershall (90 $MM)
(6) Adjusted net income/loss = Net profit/loss + Deferred Income Tax + Changes in the fair value of warrants + Impairment of long-lived assets

VISTA

Bajada del Palo Oeste continues to drive production growth TOTAL PRODUCTION (1) OIL PRODUCTION NATURAL GAS PRODUCTION Mboe/d Mbbl/d MMm3/d +29% +35% +9% +7% +10% (4)% 43.9 35.6 41.1 32.4 34.1 1.14 1.29 1.24 26.4 Q1-21 Q4-21 Q1-22 Q1-21 Q4-21 Q1-22 Q1-21 Q4-21 Q1-22 Strong performance of 4-well pads #9 and #10, tied-in in late September and late December, respectively, and producing in line with type curve Gas production y-o-y increase driven by associated gas in Bajada del Palo Oeste Bajada del Palo Oeste shale production represents 70% of total oil production (1) LPG production in Q1 2022 totaled 452 boe/d, compared to 524 boe/d in Q4 2021 and 435 boe/d in Q1 2021

Successful results in first 2 wells drilled in Bajada del Palo Este Pads tied-in BPO to date Pads tied-in BPE to date Pads to be tied-in in BPO in 2022 Pads to be tied-in in BPE in 2022 (Tentative locations) Note: Size and Contour location lines of numbers pads is approximate denote API degrees Bajada del Palo Oeste Bajada del Palo Este Wells and BPE-2103h BPE-2101h â–ª Completed and tied-in 2-well pad #11, our first two wells in Bajada del Palo Este â–ª Average peak production was more than 2,400 boe/d per well â–ª Average lateral length was 2,224 meters with an average of 46 completion stages per well. Landed both wells in La Cocina â–ª First step of 5-well pilot program and 51.9 $MM investment commitment with the Neuquén Province Operational Update: â–ª Finished drilling pads #12 and #13 in Bajada del Palo Oeste, to be completed during Q2-22 â–ª On track to deliver 24 tie-ins by year-end as per guidance

Strong y-o-y revenue growth, driven by both volume and prices REVENUES AVERAGE CRUDE OIL PRICE AVERAGE NATURAL GAS PRICE $MM $/bbl $/MMBtu +79% +41% +48% +6% +6% +11% 207.9 196.0 64.1 60.6 3.0 2.7 45.5 115.9 2.0 Q1-21 Q4-21 Q1-22 Q1-21 Q4-21 Q1-22 Q1-21 Q4-21 Q1-22 Strong increase y-o-y, driven by 35% boost in oil production and 41% improvement in realized oil prices Exported 988 Mbbl of crude oil, 33% of total oil sales volumes Already sold 100% of April and May volumes Robust y-o-y price increase driven by Plan Gas summer prices of 2.7 $/MMBtu (69% of volumes) and industrial clients (2.7$/MMBtu, 21% of volumes) Exported 10% of volumes to Chile at 5.9 $/MMBtu, driving 10% q-o-q increase of gas prices

Lifting cost performance in line with guidance LIFTING COST (1) LIFTING COST PER BOE (1) $MM $/boe +33% +3% 30.3 30.8 8.0 7.8 7.5 23.1 41.1 43.9 34.1 Q1-21 Q4-21(2) Q1-22 Q1-21 Q4-21 (2) Q1-22 Lifting cost per boe Total production (Mboe/d) Incremental production from Bajada del Palo Oeste continues to absorb our fixed cost base Y-o-y increase in lifting cost per boe driven by consolidation of Aguada Federal and Bandurria Norte (2.0 $MM and 0.5 $/boe during Q1-22) Started execution of lifting cost optimization in Aguada Federal and Bandurria Norte, achieving a 58% reduction from 2.4 $MM at 50% WI in Q4-21 to 2.0 $MM at 100% WI in Q1-22 (1) Lifting cost includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, royalties, direct taxes, commercial, exploration and G&A costs (2) Includes 50% non-operated WI in Aguada Federal and Bandurria Norte which adds 2.4 $MM and 0.5 $/boe to lifting cost in Q4-21

08

More than doubled Adjusted EBITDA y-o-y

ADJ. EBITDA [1]



$MM
+118%
+9%
58.3
116.5
127.1
Q1-21
Q4-21
Q1-22

ADJ. EBITDA MARGIN



%
+11p.p.
+2p.p
50%
59%
61%
45.5
60.6
64.1
Q1-21
Q4-21
Q1-22
Adj. EBITDA margin
Realized crude oil price ($/bbl)

NETBACK [2]



$/boe
+69%
+4%
19.0
30.8
32.2
37.8
51.9
52.6
Q1-21
Q4-21
Q1-22
Netback
Revenues per boe (3)

- Adj. EBITDA y-o-y increase driven by strong revenue growth amid flat lifting costs
- Netback increased 69% y-o-y, driven by higher realized prices and an increase in oil mix, with stable costs per boe

(1) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring and Reorganization expenses + Impairment of long-lived assets + Other adjustments
(2) Netback = Adj. EBITDA (in $MM) divided by total production (in MMboe)
(3) Revenues per boe = Total revenues (in $MM) divided by total production (in MMboe)

VISTA
ENERGY FOR TOMORROW

09

Free cash flow generation with gross debt reduction

Q1 2022 CASH FLOW EVOLUTION [(1)]


$MM
315.0
112.9
79.9
90.0
(169.9)
payment to Wintershall
(50.1)
207.9
Beginning of period cash position
Operating activities cash flow
Investing activities cash flow
Financing activities cash flow (2)
End of period cash position

- Free cash flow showing strong y-o-y improvement driven by Adj. EBITDA generation, with a reduction q-o-q mainly driven by an increase in working capital
- Executed gross debt reduction in line with 2022 guidance, from 611 $MM at Q4-21 to 576 $MM at Q1-22
- Maintained healthy net leverage ratio below 1x LTM Adj. EBITDA

FREE CASH FLOW [(3)]


$MM
(43.4)
62.8
33.0
Q1-21
Q4-21
Q1-22

NET LEVERAGE RATIO


x LTM Adj. EBITDA
(73)%
3.0x
0.8x
0.8x
Q1-21
Q4-21
Q1-22

(1) Cash is defined as Cash and cash equivalents
(2) For the purpose of this graph, cash flow generated by financing activities is the sum of: (i) cash flow generated by financing activities for (47.8) $MM; (ii) effects of exchange rate changes on the balance of cash held in foreign currencies for (2.0) $MM; and (iii) the variation in Government bonds for (0.2) $MM
(3) Free cash flow is calculated as Cash flow generated by operating activities (112.9 $MM) minus Cash flow used in Investing activities (169.9 $MM) and adding back payment to Wintershall (90 $MM)

VISTA ENERGY FOR TOMORROW

10

On track to deliver results ahead of 2022 guidance [1]

SHALE OIL WELLS ✓

24 wells
tied-in

- 2 wells already tied-in in BPE, in line with plan

PRODUCTION ✓

46.0 – 47.0
Mboe/d

- Total production was 43.9 Mboe/d in Q1-22, in line with plan, which will take our 2022 production exit rate above 50 Mboe/d

LIFTING COST [2] ✓

7.5
$/boe

- Lifting cost was 7.8 $/boe in Q1-22, in line with plan
- Execution of cost-saving initiatives in Aguada Federal and Bandurria Norte on track

ADJ. EBITDA [3] ✓


$MM
+50 $MM
550-575
625
Previous Guidance
Updated

- Updating guidance to reflect higher realized oil prices

CAPEX ✓

400
$MM

- CAPEX of 80.6 $MM in Q1-22, in line with plan

GROSS DEBT [4] ✓

575
$MM

- Year-end target achieved in Q1-22, with a gross debt reduction of 35 $MM for the quarter

(1) See "About projections and forward-looking statements" on slide 2
(2) Lifting cost includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, royalties, direct taxes, commercial, exploration and G&A costs
(3) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring and Reorganization expenses + Loss for impairment of assets+ Other adjustments
(4) Excludes accrued interest

Closing remarks Timely executing our decarbonization projects to achieve our sustainability goals Solid performance in Bajada del Palo Oeste, with exciting results in de-risking Bajada del Palo Este Robust bottom-line performance, with further upside driven by higher realization oil prices Initiation of first share buy-back program, underpinning our shareholder return proposition

THANKS! Q&A